UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14f OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Crypto-Services, Inc.

(Exact name of registrant as specified in its charter)

Nevada	333-200760	32-0439333
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

711-8 Lee Centre Dr.

Scarborough, ON, Canada, M1H 3H8

(Address of principal executive offices, with zip code)

(702) 866-2500

(Registrant’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US
A PROXY

Crypto-Services, Inc.
711-8 Lee Centre Dr.

Scarborough, ON, Canada, M1H 3H8

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
CRYPTO-SERVICES, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “CRYT,”“we,” “us,” and “our” refers to Crypto-Services, Inc.

This Information Statement is being furnished to all holders of record as of the close of business on August 3, 2016 (the “Record Date”) of the common stock, par value $0.001, of Crypto-Services, Inc., a Nevada corporation (the "Registrant," the “Company,” “we,” “us,” or “our”). You are receiving this Information Statement in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1, promulgated under the Exchange Act, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

CHANGE IN CONTROL

On August 3, 2016, Gordon Hum and Edwin Jong entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which they agreed to sell to sixteen (16) unrelated third parties (collectively, the "Purchasers"), Five Million Shares of common stock of Crypto-Services, Inc., a Nevada corporation (the “Company”), for aggregate cash consideration of Fifty Thousand Dollars ($50,000) (the “Sale”). The new shareholders have no direct family relationships to officers and or directors of the Company. Gordon Hum is the Company's director, Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary, and beneficial owner of 3,500,000 shares of the Company's common stock, or approximately 45.16% of the Company's issued and outstanding securities. Edwin Jong is the Company's director, Vice President and beneficial owner of 1,500,000 shares of the Company's common stock, or approximately 19.35% of the Company's issued and outstanding securities. Collectively, Messrs. Hum and Jong beneficially own 64.51% of the Company’s issued and outstanding securities. Messrs. Hum and Jong expects to receive cash consideration equal to Thirty-Five Thousand Dollars ($35,000) and Fifteen Thousand Dollars ($15,000), respectively, from the sale of their securities.

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Each purchaser made the purchase from his or her personal funds.

Upon the consummation of the sale of such securities of the Company, a change of control is expected to occur with Gordon Hum and Edwin Jong, resigning from all of their positions with the Company. Concurrently therewith, a designee of the Purchasers will be appointed to serve as the sole director, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company.

The closing of the sale is anticipated to occur on the earlier to occur of the satisfaction or waiver of certain conditions but no later than August 3, 2016. Conditions to closing include, among others: (i) the satisfactory completion of the Purchaser’s due diligence of the Company; (ii) the filing of the Company’s quarterly report on Form 10-Q for the quarter ended May 31, 2016; and (iii) the resignation of all current officers and directors of the Company and the appointment of designees of the Purchaser to those position.

The Sale was disclosed on a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on August 3, 2016.

CHANGE IN DIRECTORS

In connection with the Sale, the Registrant's directors and executive officer, Gordon Hum and Edwin Jong, appointed Xinlong Shen to serve as the Company’s sole director and sole executive officer. The resignation of Messrs. Hum and Jong will be effective upon the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Registrant's stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about August 13, 2016. The 10-day Period is expected to conclude on or about August 13, 2016.

Further information about the Registrant’s new executive officer and director may be found below in the section titled “Directors and Executive Officers” in this Schedule 14f-1.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

This Information Statement describes the general terms of the Sale and contains certain biographical and other information concerning the Registrant’s new executive officer and director as a result of the Sale.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Registrant's authorized capital stock consists of 75,000,000 shares of common stock, par value of $0.001 per share. Immediately prior to the closing of the Sale, the Registrant had 7,750,000 shares of common stock issued and outstanding. Following the Sale, the former control shareholders Gordon Hum and Edwin Jong will not own any of the Registrant’s outstanding common stock.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Registrant's executive officers and directors, including their ages:

Name	Age	Position
Xinlong Shen	35	Director, Chief Executive Officer,
		Chief Financial Officer, and Secretary

Gordon Hum	45	Director, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer (only until the expiration of the 10-day period as provided for in Rule 14f-1)

Edwin Jong	47	Vice President and Director (only until the expiration of the 10-day period as provided for in Rule 14f-1)

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Xinlong Shen, age 35, graduated in 2003 from Xidian University in China with a bachelor degree in management and major in business administration. Subsequent to his graduation, and also in 2003, Mr. Shen started his first career as Overseas Sales in Shenzhen Yu Ou Electronics Co., Ltd., which produces and sells consumer electronics such as DVD and MP3 players. In 2005, Mr. Shen worked as an Overseas Trade Manager in Shenzhen Richtec Industry Co., Ltd., which is a high-tech corporation and a global exporter and manufacturer specializing in developing, producing and marketing home theater systems, i- Pod/Mp3/mobile speakers and car speakers. In 2008, Mr. Shen worked as an Overseas Trade Manager in Shenzhen Zhongmeipeng Industry Co., Ltd., which is an integrated trading company producing industrial products and consumer electronics. Mr. Shen, as Overseas Trade Manager in these two firms, was responsible for leading marketing team to conduct overseas marketing for company’s products. We expect Mr. Shen to bring his excellent leadership skill and marketing strategy to the board.

After 10 years of trading and marketing experience, from Dec 2013 to Sep 2014, Mr. Shen served as Vice President in Shenzhen Boao Asset Management Consulting Service Co., Ltd., which is a financial consulting firm providing professional financial advice, asset management, financial training and legal services to clients. He was dedicated to offering comprehensive, integrated and tailor-made in-depth financial advisory services with an aim to solving clients’ financing and assets operation issues. From Sep 2014 to present, Mr. Shen has been serving as Chairman of the Board in Qianhai Shenzhen Xinzilong Media Co., Ltd., which specializes in production of film, video and media and entertainment programs. In addition, the Company manages various events ranging from cultural activities to conferences and exhibitions and provides advisory services. Mr. Shen is responsible for managing media production and sales and marketing. Moreover, he gives professional advice to clients related to branding, marketing and advertising. Since 2014, Mr. Shen has been serving as Vice Chairman in Chinacom Investment Association, which was mutually found by Chinese merchants and entrepreneurs. It aims at providing integrated information platform service to facilitate communication between association members and government departments and bilateral and multilateral trade and investment activities.

Gordon Hum, age 45, has acted as our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and Director since our incorporation on March 21, 2014. Mr. Hum obtained a diploma in Computer Science Technology, specializing in computer programming from Dawson College in Quebec in 1991, which is equivalent to two year associates’ degrees in the United States. He also obtained a Bachelor of Commerce with a major in Management Information Systems from Concordia University in Montreal in 1997. From July 1997 to April 2007, Mr. Hum worked for Hewitt Associates in Toronto, Canada which is in the business of human resource solutions and management consulting. Mr. Hum worked in the systems implementation group where his duties included requirements gathering, implementation of client benefits systems, resolution of client system issues, management of all client system enhancements, led process improvement initiatives and facilitated regular training sessions for new employees. Since February 2008, Mr. Hum has worked as a Product Manager for Giesecke and Devrient, Inc. which is in the business of developing, producing, and marketing products and solutions for payment, secure communication, and identity management. His duties include the management of card hardware/form factors for all payment and government related products. In addition to the local market, Mr. Hum also serves as a global Product Manager for Licensed Products. He maintains product roadmaps for current products, successor products, initiates R&D activities for new products based on market intelligence and maintains close relationships with the payment associations (VISA/MasterCard/AMEX/Interac) to ensure that products are in compliance with the respective brand standards rules. Mr. Hum brings to the board over a decade of experience in the technology sector.

Edwin Jong, age 47, has acted as our Vice President and Director since August 8, 2014. Mr. Jong obtained a Mechanical Engineering Technology degree at Dawson College in Montreal 1997, which is equivalent to two year associates’ degrees in the United States. From 1997 to 2001, he worked at Leesta Industries Ltd. where his responsibilities included machining aircraft parts and assembling and operating various production machines. At the same time he worked part time at the Jewish General Hospital from 1992 to 2014 in various positions including services coordinator ensuring hospital wide management and delivery of linen supplies, sanitization and other daily use deliveries. In 2004 he worked full time as a Store attendant involved with the distribution of general medical supplies. Mr. Jong brings to the board extensive internet experience and industry knowledge.

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Family Relationships

There are no family relationships between the Registrant and any of our current and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

No executive officer or director is a party in a legal proceeding adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

No executive officer or director has been involved in the last ten years in any of the following:

·	Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
·	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
·	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
·	Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
·	Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or
·	Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Our board of directors currently consists of Gordon Hum, our and Edwin Jong, who are also our President, Chief Executive Officer, Chief Financial Officer and Secretary. After the consummation of the Sale, we expect Mr. Shen to serve as our sole director, Chief Executive Officer, Chief Financial Officer and Secretary. We have not adopted a standard of independence nor do we have a policy with respect to independence requirements for our board members or that a majority of our board be comprised of “independent directors.” As of the date hereof, none of our directors or proposed director would qualify as “independent” under standards of independence set forth by a national securities exchange or an inter- dealer quotation system.

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Committees of Our Board

As a small public company, we do not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. Our Board of Directors performs the functions of audit, nominating and compensation committees. None of our current directors qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act. As our business expands, we expect to appoint or cause to be elected independent directors and establish audit, nominating and compensation committees. Upon the election or appointment of independent directors, we intend to form audit, nominating and compensation committees comprised of such independent directors.

Board Meetings; Annual Meeting Attendance

During fiscal year 2015, our Board held 1 meeting and acted by written consent approximately 6 times. Each director attended all meetings held during fiscal year 2015. The work of the Company’s directors is performed not only at meetings of the Board, but also by consideration of the Company’s business through the review of documents and in numerous communications among Board members and others.

We have not yet developed a policy regarding director attendance at annual meetings of the stockholders.

Code of Ethics

As a public company in is initial stages of business development, we have not adopted a code of ethics. We intend to adopt a code of ethics for our senior officers, including our principal executive officer, principal financial officer, principal accounting officer or controller and any person who may perform similar functions as our business expands and matures.

Director Candidate Recommendations and Nominations; Diversity

Each year the Company’s Board is responsible for nominating candidates to stand for election as directors. Directors and shareholders may recommend candidates to the Board. As small company in the early stages of development, we do not currently have a formal policy with respect to the consideration of candidates for director recommended by shareholders, however, we encourage shareholder communications to the Board and/or individual directors. Shareholders who wish to communicate with the Board or an individual director should send their communications or recommendations, in writing, to the Board of Directors, c/o Registrant’s Secretary, 711-8 Lee Centre Drive, Scarborough, ON, Canada, M1H 3H8. The Board will review the experience and contribution of current directors and potential director candidates and make recommendations to the Board for retention of current members and for election of new candidates when appropriate.

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members as well as a particular nominee’s contributions to that mix. Our Board believes that diversity brings a variety of ideas, judgments and considerations that benefit the Company and our shareholders. Although there are many other factors, the Board seeks individuals with experience in business, financial and scientific research and development.

Shareholder Communications

Although we do not have a formal policy regarding communications with the Board, shareholders may communicate with the Board by writing to us at 711-8 Lee Centre Dr. Scarborough, ON Canada, M1H3H8, Corporate Secretary. Shareholders who would like their submission directed to a member of the Board may so specify, and the communication will be forwarded, as appropriate.

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SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Registrant's officers, directors, and persons who beneficially own more than 10% of the Registrant's common stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Registrant with copies of all Section 16(a) forms they file. Based solely on the Registrant's review of these reports or written representations from certain reporting persons, during the fiscal year ended August 31, 2015, and during the current fiscal year, the Registrant believes that all filing requirements applicable to the Registrant's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met except as follows: Edwin Jong and Gordon Hum failed to file their Form 3’s and Form 4’s in connection with the Sale.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the ownership as of August 3, 2016 of Common Stock of each director and director nominee of the Company, each named executive officer, each person known to the Company to beneficially own more than 5% of Common Stock and all directors and executive officers of the Company as a group. Unless otherwise indicated, the beneficial owners have sole voting and investment power, as applicable, over the shares of Common Stock listed below. For each individual and group included in the table below, percentage ownership is calculated by dividing (a) the number of shares of Common Stock beneficially owned by such person or group by (b) the sum of the shares of Common Stock outstanding on August 3, 2016, plus the number of shares of Common Stock that such person or group had the right to acquire on or within 60 days after August 3, 2016. The address for each individual listed below is: c/o Crypto-Services, Inc., 711-8 Lee Centre Dr. Scarborough, ON Canada, M1H3H8, unless otherwise noted.

	Prior to the		Following the
Name of Director or Executive Officer	Sale		Sale
	Shares	%	Shares	%
Xinlong Shen	0	0	310,000	4%

Gordon Hum	3,500,000	45.16%	0	0
Edwin Jong	1,500,000	19.35%	0	0

Directors and Officers As a Group (2 person)	5,000,000	64.52%	310,000	4%

EXECUTIVE COMPENSATION AND RELATED MATTERS

COMPENSATION DISCUSSION AND ANALYSIS

Our directors and executive officers currently receive no compensation for their services as director and executive officer of the Company. After we commence operations and begin generating revenue, we expect to develop a compensation program for our named executive officers and consultants, which will be reviewed by our board of directors. We further expect that the specific direction, emphasis and components of our executive compensation programs will evolve. Factors that may affect our compensation policies include the hiring of full-time employees, our future revenue growth and profitability, the implementation of our business plan and strategy and increasing complexity of our business.

The entire board of directors performs the functions that would be performed by a compensation committee. All of the directors participate in deliberations concerning the compensation paid to executive officers. The directors determine the compensation of the Company’s executives by assessing the value of each of its executives and collectively determine the amount of compensation required to retain the services of the company’s executives. We base the amount of compensation for our executives on negotiations between us and the executive. We did not perform any formal third party benchmarking or other market analysis with respect to the amount of such executive’s compensation

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In approving compensation necessary to attract and retain our present executive officers, the board of directors concluded that the salary provided to our executive officer is reasonable considering the nascent stage of development of our business. The objective of the compensation plan is to provide our executives with competitive remuneration for their skills such that we can retain our personnel for an extended period of time. We will review our compensation programs from time to time and take Company performance as well as general market conditions into account when implementing our compensation programs.

Summary Compensation Table

The following summary compensation table sets forth the aggregate compensation we paid or accrued from inception on March 21, 2014 to August 31, 2015, to (i) our Chief Executive Officer (principal executive officer), (ii) our Chief Financial Officer (principal financial officer), (iii) our three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers on August 31, 2015 whose total compensation was in excess of $100,000, and (iii) up to two additional individuals who would have been within the two-other-most-highly compensated but were not serving as executive officers on August 31, 2015.

Name and Principal		Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation	Total
Position	Year	$	$	$	$	$	$	$	$
Gordon Hum (1)	2015	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2014	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Edwin Jong (2)	2015	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2014	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) Gordon Hum has served as the President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer since our incorporation on March 21, 2014

(2) Edwin Jong has served the Vice President and our director of the Company since August 8, 2015.

Narrative Disclosure to Summary Compensation Table

As of the filing of this Schedule 14f-1, we have not paid any salaries to date. We do not anticipate beginning to pay salaries until we have adequate funds to do so. There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and director other than as described herein.

As of the filing of this Schedule 14f-1, the Registrant has not entered into any employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who will serve as the Registrant's executive officers.

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Equity Awards

There are no options, warrants or convertible securities outstanding. At no time during the last fiscal year with respect to any of any of our executive officers was there:

●	any outstanding option or other equity-based award repriced or otherwise materially modified (such as by extension of exercise periods, the change of vesting or forfeiture conditions, the change or elimination of applicable performance criteria, or the change of the bases upon which returns are determined;
●	any waiver or modification of any specified performance target, goal or condition to payout with respect to any amount included in non-stock incentive plan compensation or payouts;
●	any option or equity grant;
●	any non-equity incentive plan award made to a named executive officer;
●	any nonqualified deferred compensation plans including nonqualified defined contribution plans; or
●	any payment for any item to be included under All Other Compensation in the Summary Compensation Table.

Compensation of Directors

During our fiscal year ended August 31, 2015, we did not provide compensation to any of our employee directors for serving as our director. We currently have no formal plan for compensating our employee directors for their services in their capacity as directors, although we may elect to issue stock options to such persons from time to time.

All directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. Our Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Compensation Committee Interlocks and Insider Participation

Our entire Board of Directors performed the functions that would have been performed by a compensation committee, and all of the directors participate in deliberations concerning the compensation paid to executive officers.

Board of Directors Role in Risk Oversight

Currently, Gordon Hum and Edwin Jong serve on the Registrant's board of directors and as Registrant’s sole executive officers. Mr. Hum serves as both our Chief Executive Officer and Chairman of the Board. In light of the Company’s early stage of business development, we believe that our leadership structure is appropriate.

Our board of directors is actively involved in oversight of risks that could affect the Company. Our management keeps our Board apprised of material risks and provides our directors access to all information necessary for them to understand and evaluate how these risks interrelate, how they affect the Company, and how management addresses those risks. Mr. Hum, as our Chief Executive Officer, works closely together with the Board once material risks are identified to determine how to best address such risk. Presently, the primary risks affecting the Company is the lack of working capital, the inability to generate sufficient revenues so that we have positive cash flow from operations. The Board focuses on these key risks at each meeting and actively interfaces with management on seeking solutions.

Specifically, the board has responsibility for overseeing, reviewing and monitoring the Company’s overall risks and certain specific risks. The Board believes its administration of its risk oversight function has not affected the Board’s leadership structure.

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The Board of Directors reviewed the Company’s compensation practices, policies and programs and believes that the Company’s compensation practices, policies and programs represent an appropriate balance of short-term and long-term compensation and do not encourage employees to take unnecessary or excessive risks that are likely to have a material adverse effect on the Company.

Compensation Committee Report

We do not have a compensation committee and our board performs the functions that would have been performed by a compensation committee. Our board of directors has reviewed and discussed the Compensation Discussion and Analysis in this report with management. Based on its review and discussion with management, the board of directors recommended that the Compensation Discussion and Analysis be included in this Information Statement. The material in this Information Statement is not deemed filed with the SEC and is not incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made on, before, or after the date of this Annual Report and irrespective of any general incorporation language in such filing.

Submitted by members of the Board of Directors:

Gordon Hum

Edwin Jong

Audit Committee Report

Our entire board of directors performs the functions of an Audit Committee and is composed of our directors, Gordon Hum and Edwin Jong. Our board has: (i) reviewed and discussed the audited financial statements with management for 2015; (ii) discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and (iii) received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with its independent accountant the independent accountant's independence. Based on the review and discussions referred to above, our board of directors recommended that the audited financial statements for the year ended August 31, 2015, be included in the company's annual report on Form 10-K for the last fiscal year ended August 31, 2015.

Submitted by members of the Board of Directors:

Gordon Hum

Edwin Jong

RELATED PARTY TRANSACTIONS

Other than as disclosed below, there has been no transaction, since our inception on March 21, 2014, or currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year-end for the last completed fiscal year, and in which any of the following persons had or will have a direct or indirect material interest:

(i)	Any director or executive officer of our company;
(ii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
(iii)	Any of our promoters and control persons; and
(iv)	Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.
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On August 7, 2014 we issued 3,500,000 shares of our common stock to our director Gordon Hum at a price of $0.01. On August 8, 2014 we issued 1,500,000 shares of our common stock to Edwin Jong at a price of $0.01 per share. The shares were issued to both subscribers pursuant to Section 4(2) of the Securities Act of 1933 and/or Regulation S of the Securities Act of 1933 on the basis that the subscribers represented to us that they were not a “U.S. Person” as such term is defined in Regulation S.

From time to time the Company borrows money from its directors. For the year ended August 31, 2014, the amounts due to related parties are $241. These advances were made by Mr. Hum and bear no interest and they are due on demand.

We have not adopted policies or procedures for approval of related person transactions but review them on a case-by-case basis. We believe that all related party transactions were on terms at least as favorable as we would have secured in arm’s-length transactions with third parties. Except as set forth above, we have not entered into any material transactions with any existing or proposed director, existing or proposed executive officer, and promoter, beneficial owner of five percent or more of our common stock, or family members of such persons.

LEGAL PROCEEDINGS

The Registrant is not aware of any legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Registrant or has a material interest adverse to the Registrant.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC- 0330 for further information on the operation of the SEC’s public reference rooms. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Crypto-Services, Inc.

Date: August 8, 2016	By:	/s/ Gordon Hum
Gordon Hum
Title: Chief Executive Officer, Chief Financial Officer and Secretary

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